

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Ms. Robyn P. Lamont
Chief Financial Officer
Samson Oil & Gas Limited
Exchange Plaza, Level 36
2 The Esplanade
Perth, Western Australia 6000

> **Re: Samson Oil & Gas Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed December 17, 2009**
> **File No. 001-33578**

Dear Ms. Lamont:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief